EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges

Calculation of Ratio of Earnings to Fixed Charges

	(in USD millions, except ratio)	For the three months ended 31 December 2016	For the twelve months ended 31 December 2016
Fixed Charges
	Interest expense*	283	1 043
+	Interest within rental expense	258	1 032
+	Capitalized interest	97	355
Total fixed charges (A)		638	2 430

Earnings
	Income before tax and minority interest	(2 735)	(178)
-	Equity in net inc non-consol investees	58	119
+	Distributed income of equity investees	(0)	(2)
=	Income before taxes, minority interests and equity investees	(2 678)	(60)
+	Fixed charges (A)	638	2 430
+	Ordinary depr capital interest	57	198
-	Capitalized interest	(97)	(355)
Total earnings		2 079	2 213

Ratio**		-3.3	0.9

*From and including first quarter 2016, interest expense excludes change in fair value of derivatives
**The dollar amount of the deficiency in Earnings to Fixed Charges for the fourth quarter 2016 is USD 2,718 million